Exhibit 99.1

Yandex Provides Update on Convertible Notes Purchase Transaction

Moscow, Amsterdam, June 20, 2022 – Yandex N.V. (“Yandex”), a Dutch public limited company and the parent company of one of Europe’s largest internet businesses, today provided an update in relation to the Purchase Agreement dated June 15, 2022 (the “Purchase Agreement”), between Yandex and selling holders of its $1.25 billion 0.75% Convertible Notes due 2025 (the “Notes”).

Following execution of the Purchase Agreement between Yandex and the selling holders party thereto (as described in Yandex’s announcement of June 16, 2022), additional selling holders have acceded to the Purchase Agreement, as a result of which selling holders have agreed to sell, and Yandex has agreed to purchase, an aggregate principal amount of 93.2% of the Notes pursuant to the Purchase Agreement.

In addition, the conditions precedent set out in the Purchase Agreement have now been satisfied (save for those that can only be, or that will be, satisfied on the completion date), such that the completion and settlement of the purchase of all Notes subject to the Purchase Agreement is expected to take place on June 22, 2022.

Yandex asks holders of the Notes who are not party to the Purchase Agreement to immediately contact Yandex Investor Relations or the financial advisors to Yandex at the respective email addresses indicated below to ensure that such noteholders are included in all future discussions in relation to the Notes.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com

Financial Advisors to Yandex
E-mail: project.phoenix@alvarezandmarsal.com

This announcement may include "forward-looking" statements within the meaning of applicable securities laws. Any such statements reflect the current views of the Yandex about further events and performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from these projections.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy securities, and there shall be no sale of securities in any jurisdiction in which any offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such jurisdiction. This announcement is not an offer for sale of any securities in the United States. The securities mentioned in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons (as such terms are defined in Regulation S under the Securities Act) absent registration or an exemption from the applicable registration requirements of the Securities Act. There will be no public offer of the securities in the United States or in any other jurisdiction.

The distribution of this announcement into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement is for information purposes only and is not an offer of securities in any jurisdiction.